FILED BY GINGKO ACQUISITION CORP. PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933 SUBJECT COMPANY: INFORMATION RESOURCES, INC. REGISTRATION NO. 333-108592

ANALYSIS OF CVRS BASED ON AGREED 34% TAX RATE VS.HYPOTHETICAL SHARING OF NOL WITH CVR HOLDERS

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In relation to the Contingent Value Rights (CVRs) to be issued in connection with Gingko Acquisition Corp.’s pending tender offer for all of the outstanding common shares of Information Resources, Inc. (IRI), there have been some recent questions regarding the impact of corporate level taxes at IRI on potential payments under the CVRs. The purpose of this memo is to provide an informed analysis of this complex issue and to address questions raised in certain recent reports regarding IRI’s existing net operating loss carryforward (NOL).

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Under the terms of the CVRs, any proceeds received by IRI from the pending antitrust litigation against ACNielsen and others will be deemed to be taxed at the corporate level at a simple, fixed rate of 34%, regardless of the prevailing federal and state tax rates at the time of receipt and regardless of the availability at that time of IRI’s existing NOL to shield those proceeds from taxes.

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The availability of IRI’s existing NOL to reduce taxes on any litigation proceeds received by IRI after the transaction is a complicated issue, even after the recent issuance of IRS guidance relating to built-in gains. However, in order to give IRI shareholders some access to the NOL and certain other tax benefits, while still keeping the structure of the CVRs as simple as possible, Gingko and IRI agreed to fix the assumed tax rate on the potential litigation proceeds at a rate of 34%, relative to a more typical combined federal and state tax obligation of U.S. corporate taxpayers of approximately 38 to 40%.

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Some shareholders have tried to analyze what the impact on potential CVR payments would be if this agreed tax rate had not been used and shareholders had instead shared in the benefits of IRI’s existing NOL after completion of the transaction. Based on the advice of its tax and legal advisors, Gingko believes that some of this shareholder analysis has overestimated the amount of IRI’s existing NOL that is likely to be available to shelter any litigation proceeds.

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Based on the advice of its tax and legal advisors and in consultation with leading independent tax experts, Gingko believes that it should not be material for IRI shareholders when one compares the agreed 34% tax rate under the CVRs with a hypothetical sharing of IRI’s existing NOL with the CVR holders (see chart below), and that the appropriate way to analyze this issue is as follows:

•	Following a change in control of a company, the IRS has imposed limits on the ability of that company to use the full amount of its then existing NOL to offset future taxable income.

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A company’s “recognized built-in gains” can increase the amount of the NOL otherwise useable following a change in control. However, recognized built-in gains cannot increase the annual limit on NOL use by more than the amount of its “net unrealized built-in gain.”

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Net unrealized built-in gain is equal to the excess of the fair market value of a company’s assets over its tax basis in those assets. In the case of IRI, Gingko’s preliminary analysis of publicly available information suggests a net unrealized built-in gain of approximately $42 million (the difference between the market value of IRI of approximately $137 million based on its closing stock price on September 25, 2003 of $4.56 per share and IRI’s reported December 31, 2002 balance sheet tax basis of approximately $95 million). Based on this analysis, the amount of the NOL available to shield shareholder proceeds from the litigation should be approximately $42 million, as opposed to the full value of IRI’s existing NOL which is estimated to be $116 million.

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The following table of hypothetical potential CVR recoveries illustrates the impact of the agreed 34% tax rate on those recoveries, as compared to a hypothetical sharing of IRI’s existing NOL with the CVR holders. As this table illustrates, when one compares the agreed 34% tax rate under the CVRs with a hypothetical sharing of IRI’s existing NOL with the CVR holders, the differences in aggregate to shareholders are not material.

Total Payout After Certain Adjustments (1)	CVR Payout Assuming 34% Tax Rate	CVR Payout Assuming Sharing of NOL (2)
$100M	$39.6M	$46.4M
$200M	$79.2M	$83.0M
$300M	$128.7M	$129.7M
$400M	$178.2M	$175.9M
$500M	$227.7M	$221.9M

(1)

The figures listed in this column assume aggregate pre-tax proceeds from the ACNielsen litigation after certain agreed adjustments for expenses and contingency fee arrangements as further described in Gingko’s Offer to Purchase dated September 8, 2003 and related filings.

(2)	Calculation is rounded to nearest decimal point and assumes the following:

	(a)	a combined federal and state tax rate for IRI of 39% in the tax year of payout;

	(b)	that IRI has a tax basis of approximately $95 million in its assets based on the Company’s balance sheet dated as of December 31, 2002;

	(c)	a market value of IRI of approximately $137 million (i.e., based on its September 25, 2003 closing price of $4.56 per common share);

(d)

that IRI’s net unrealized built-in gain is equal to approximately $42 million which is the limit of the additional amount of the existing NOL that is assumed to be available to IRI for sharing with the CVR holders by reason of recognized built-in gain; and

(e)	assumed sharing of benefits of the NOL between IRI and the CVR holders in a ratio of 40% to IRI and 60% to the CVR holders for proceeds up to $200 million and 25% to IRI and 75% to shareholders for proceeds in excess of $200 million.

Set forth below is an illustration of how the above calculations work, using the $300 million payout example (and based on the same assumptions outlined above):

	34% Fixed Tax Rate (Gingko Offer)	CVR Payout Assuming NOL Sharing
Total Award After Adjustments	$300.0M	$300.0M
Pre-Tax Proceeds to Shareholders (60%) on First $200M	$120.0M	$120.0M
Pre-Tax Proceeds to Shareholders (75%) on Proceeds in Excess of $200M	$75.0M	$75.0M
Total Value of NOL (Unrealized Built-In Gain)	N/A	$42.0M
Pro Rata Value of NOL to Shareholders	N/A	$27.6M
Shareholder Proceeds Subject to Corporate Tax	$195.0M	$167.4M
Assumed, Combined Corporate Tax Rate	34.0	39.0
Net Proceeds to Shareholders After Corporate Tax	$128.7M	$129.7M

Certain Additional Information for Stockholders

Gingko is making the solicitation and offer to buy IRI common stock pursuant to an Offer to Purchase (together with the related materials, including, but not limited to the Registration Statement on Form S-4 (and the prospectus included therein), the “Offer to Purchase”) that Gingko filed on September 8, 2003 with the Securities and Exchange Commission (the “SEC”). Stockholders should read the Offer to Purchase carefully because those documents contain important information, including the terms and conditions of the solicitation and offer. Stockholders can obtain the Offer to Purchase at no cost from the SEC’s website at www.sec.gov or from MacKenzie Partners, the Information Agent for the solicitation and offer.

Forward-Looking Statements

This document contains certain forward-looking statements about IRI, Gingko and/or the ACNielsen lawsuit and the CVRs. When used in this document, the words “anticipates,” “may”, “can”, “believes,” “expects,” “projects,” “intends” “likely”, and similar expressions (and any statements at all relating to CVR or lawsuit proceeds and tax and NOL calculations at the time of any CVR distribution) as they relate to the Company, Gingko, the management of either such company, the transaction, the ACNielsen lawsuit or the CVRs are intended to identify those assertions as forward-looking statements. In making any such statements, the person making them believes that its expectations are based on reasonable assumptions. However, any such statement may be influenced by factors that could cause actual outcomes and results to be materially different from those projected or anticipated. These forward-looking statements are subject to numerous risks and uncertainties. There are various important factors that could cause actual results to differ materially from those in any such forward-looking statements, many of which are beyond the control of IRI, Gingko, and Symphony including: the impact of general economic conditions in regions in which the Company currently does business, industry conditions, including competition, data availability and cost and the ability to renew existing customer contracts and relationships; fluctuations in exchange rates and currency values; capital expenditure requirements; legislative or regulatory requirements, changes in the tax laws, interest rates; access to capital markets; and the timing of and any value to be received in connection with the ACNielsen lawsuit and the CVRs. The actual results or performance by IRI or Gingko, and the actual proceeds (if any) to be received by the Company in respect of the ACNielsen lawsuit or the CVRs, could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what impact they will have on the results of operations and financial condition of IRI or Gingko or the outcome of the ACNielsen lawsuit or the proceeds to be received in respect of the CVRs.